Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

June 8, 2018

BY COURIER AND EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vaccinex, Inc.
Draft Registration Statement on Form S-1
Submitted April 13, 2018
CIK No. 0001205922

Dear Ms. Hayes:

On behalf of Vaccinex, Inc. (the “Company”), this letter is in response to your letter, dated May 10, 2018 (the “Comment Letter”), to Maurice Zauderer, relating to the Company’s confidential draft registration statement on Form S-1 (the “Draft Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on April 13, 2018. The Company is concurrently submitting Amendment #1 to the Draft Registration Statement on EDGAR (“Amendment #1”). For the convenience of the Staff, we are supplementally providing a copy of Amendment #1 marked to show changes from the Draft Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Our Product Pipeline, page 2

1.	Please revise the Product Pipeline table to more specifically identify the target indications of VX5 and VX25. Without a more specific indication of target indications, it appears that including these product candidates in the table is premature.

The Company respectfully acknowledges the Staff’s comment. Preclinical studies have been conducted with these candidates, and the candidates are being considered for indications within the disclosed target conditions. Therefore, the Company believes that including these product

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candidates in the Product Pipeline table is not premature. However, as a result of the highly competitive landscape in treatments for autoimmune disorders and immuno-oncology, the Company believes that more specific public disclosure of possible target indications at this stage of development could result in competitive harm to the Company. Moreover, the Company believes that because of the relatively early stage of these development programs, especially as compared to its other development programs disclosed in the Draft Registration Statement, disclosure of the specific target indications, unlike disclosure of the broader target conditions, is not material to potential investors. In order to provide investors with additional information on these programs and the Company’s product pipeline, the Company has revised its disclosure in the text immediately following the Product Pipeline table on pages 2 and 73 of Amendment #1.

Prospectus Summary

Our Strategy, page 4

2.	Given the time required to bring a product candidate from the preclinical stage of development through clinical trials and FDA approval, please explain your goal to “rapidly” develop targeted biotherapeutics.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 74 of Amendment #1.

Implications of Being an Emerging Growth Company, page 45

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the Staff with any written communications that are presented to investors in reliance on Section 5(d) of the Securities Act.

Use of Proceeds, page 46

4.	We note that you may make the decision to repay the June 2016 Note and accrued interest with the proceeds from this offering. Please revise your disclosure to provide the approximate amount that may be repaid. In addition, if any material part of the proceeds will be used to discharge the indebtedness, please disclose the interest rate and maturity of such indebtedness in this section. Refer to Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6-7, 9-10, 41, 45, 48-50, 64, 138, 143-144, and 149 of Amendment #1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses

Research and Development, page 60

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5.	Please expand your disclosure to provide a description of the nature of your research and development expenses. Revise your presentation to disaggregate research and development expenses by nature or type of expense and by product candidate or revise the disclosure to indicate why disaggregated information is not disclosed.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56-57 of Amendment #1 to provide a description of the nature of our research and development activities and to present disaggregated research and development expenses by type of expense. The Company respectfully advises the Staff, that, as set forth in its modified disclosure, it has not presented disaggregated research and development expenses by product candidate because it generally deployed these costs across multiple product programs and therefore the information is not readily available.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 66

6.	Please disclose your equity issuances and related common stock valuations during the period presented. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Amendment #1. The Company respectfully acknowledges the Staff’s further comment and will supplementally provide the additional requested information once the estimated offering price or range has been determined.

Business

Children’s Oncology Group, page 77

7.	Please quantify your funding obligations under your agreements with the Children’s Oncology Group and Emory University.

The estimated annual funding obligations under the Company’s agreements with the Children’s Oncology Group and Emory University each constitutes less than 1.5% of the Company’s estimated annual expenses. Disclosure of these amounts would not provide investors with information material to their investment decisions, and the amounts constitute sensitive commercial information that if disclosed could harm future negotiations for investigator-sponsored trial (“IST”) agreements such as these two agreements. Amounts paid to date under these agreements are captured in the Company’s financial statements, and the Company notes that it separately discloses that it expects to use proceeds from the offering, if any remain after other funds are allocated, for working capital and general corporate purposes, including to fund ISTs. In response to the Staff’s comment, the Company has revised its disclosure on pages 78-79 of Amendment #1 to qualify the Emory University funding obligation as “limited” to mirror the Company’s existing disclosure with respect to the Children’s Oncology Group.

Completed Phase I Clinical Trials, page 87

8.

Safety and efficacy are determinations that are solely within the authority of the FDA and are assessed throughout all clinical trial phases. Please delete the statements that the clinical trial results provided early evidence of immune-mediated activity and that VX15’s safety and

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tolerability profile was supported in a Phase 1 clinical trial. You may present the objective results of trials by reference to clearly described end points and disclose if the candidate was well tolerated. Similarly, delete the statement on page 93 that the clinical trial “provided safety data that will help support the development in Huntington’s disease and other degenerative diseases.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 73, 88, and 95 of Amendment #1.

Ongoing and Planned Phase 1b/2 Clinical Trials, page 88

9.	For each of the clinical trials, please expand the description to provide specific details regarding the studies, including the number of patients; duration of treatment; dosage information (both amount and frequency); and the specific endpoints established by the trial protocol.

In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Amendment #1.

Phase 2 Clinical Trial, page 93

10.	Please revise the discussion on page 95 to quantify the statistical significance and clarify its meaning without drawing conclusions related to efficacy.

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of Amendment #1.

SEMA4D Antibody Platform and VX15, page 101

11.	Please describe the material terms of your license agreements with Institut National de la Sante et de la Recherché Medicale and the Tokyo Medical and Dental University of Japan. Please file these agreements as exhibits or tell us why you believe they are not required to be filed.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its license agreements with the Institut National de la Santé et de la Recherche Médicale (“INSERM”) and Tokyo Medical and Dental University of Japan (“Tokyo Medical”) pertaining to the SEMA4D platform technology relate to indications and/or geographies that are not currently the focus of its development plan. Specifically, the patents underlying the license agreement with INSERM are of limited use to the Company in the United States and are limited to the treatment of neuroinflammatory disorders, such as multiple sclerosis, in Europe. Under the Tokyo Medical license agreement, Tokyo Medical granted the Company an exclusive, worldwide, sublicensable license to use, develop, make, import, market, promote and sell or otherwise commercialize products covered by the patents licensed to it under the license agreement that use an anti-SEMA4D antibody in the field of osteopenic or osteoporic diseases. The Company is not currently pursuing product candidates in the field of multiple sclerosis in Europe, or osteopenic or osteoporic diseases in reliance on these patents. Accordingly, the Company respectfully submits that it does not believe that its license agreements with INSERM and Tokyo Medical are required to be disclosed and filed under Item 601(b)(10) of Regulation S-K at this time.

Financing Arrangements with Canadian Investors

Vaccinex Products, page 116

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12.	We note that in connection with the initial investments in VX1 and VX2, you licensed to Vaccinex Products, LLC certain intellectual property rights in certain therapeutic monoclonal antibodies under development. If this license includes intellectual property rights underlying any of the disclosed product candidates that you are currently developing, please identify those product candidates. In addition, please file the license agreement and services agreement entered into in connection with this financing arrangement as exhibits to the registration statement, or tell us why you do not believe this is required. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully submits to the Staff that because the Company is the sole general partner and holder of 80% of the interests of Vaccinex Products, LP, the amended and restated license agreement, dated October 24, 2014, by and between Vaccinex Products, LP and the Company is an internal agreement with the Company’s consolidated subsidiary. The Company is the licensor under the agreement and also controls the licensee, so it effectively controls both sides of the license. Pursuant to the Exchange Agreement, dated October 24, 2014, the rights of the noncontrolling limited partners are limited to an exchange of such limited partnership interests in Vaccinex Products, LP for shares of the Company’s common stock on a one-for-one basis, subject to adjustment in the case of a stock split or other similar recapitalization, so the potential dilution to investors that would result in the event one or more of the licensed product candidates is commercialized is fixed and has been disclosed. Other than the exchange rights described above, the noncontrolling limited partners may be entitled to pro rata distributions of any available cash from the Vaccinex Products, LP as determined by the Company. At this time, there is no available cash and the Company does not intend to make any distribution in the future. Accordingly, the Company respectfully submits that providing additional disclosure related to the specific product candidates underlying the license agreement would not provide investors with meaningful or material information, and potentially could be confusing to investors.

In addition, the Company respectfully submits that it does not believe that the license agreement and services agreement with Vaccinex Products, LP are required to be disclosed and filed under Item 601(b)(10) of Regulation S-K because they are agreements with a consolidated subsidiary and are not material to investors.

VX3, page 117

13.	We note that pursuant to the VX3 License Agreement, VX3 has agreed to share any VX15 profits and sublicensing revenue in an amount based on a calculation set forth in the agreement. Please expand your disclosure to discuss the [sic] how the profits and sublicensing revenue will be shared.

In response to the Staff’s comment, the Company has revised its disclosure on page 119 of Amendment #1. In addition, the Company respectfully notes that, as disclosed in Amendment #1, it has entered into an agreement with VX3 and its partners pursuant to which, immediately prior to the consummation of the initial public offering, the parties will execute an exchange agreement providing each VX3 partner with the right to exchange all of its partnership interests in VX3 for shares of the Company’s common stock, and to provide that in the event FCMI Parent Co. exercises this right, it would trigger the exchange of all VX3 partnership interests for shares of the Company’s common stock.

Certain Relationships and Related Person Transactions

Vaccinex LLC Convertible Promissory Notes, page 136

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14.	We note your disclosure that pursuant to the terms of the June 2016 Note, upon the closing of the offering, the outstanding principal, together with accrued interest, of the June 2016 Note will convert into shares of your common stock at 85% of the initial public offering price per share of your common stock sold in this offering. We also note your disclosure that you may make the decision to repay the June 2016 Note with the proceeds of your offering. Please discuss the factors that you will consider in deciding to repay the June 2016 Note.

The Company respectfully advises the Staff that the decision has been made to repay the June 2016 Note with the proceeds of the offering. In response to the Staff’s comment, the Company has revised its disclosure on pages 6-7, 9-10, 41, 45, 48-50, 64, 138, 143-144, and 149 of Amendment #1.

Certain Relationships and Related Person Transactions

Surface Oncology, page 137

15.	Please revise the description of your agreement with Surface Oncology to quantify the additional amounts it will pay you in connection with research to be performed under the agreement and describe the options to obtain exclusive licenses under the agreement, including payments related to these options. Refer to Item 404(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 139 of Amendment #1.

Principal Stockholders, page 139

16.	In footnotes 12 and 13 to the principal stockholders table, please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by FCMI Parent Co. and Antibody Investments, LLC, respectively. See Instruction 2 to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 142 of Amendment #1.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

17.	It appears that you have not included disclosure about your collaboration agreements in the notes to your financial statements. At a minimum it appears that your agreements with Surface Oncology, Inc. and Merck should be discussed. Please revise your financial statements as appropriate to disclose your accounting policy applicable to the elements of your collaboration agreements.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-19 and F-20 of Amendment #1.

5. License and Service Agreement, page F-16

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18.	Please revise your disclosure to clarify the nature of your variable interests in VX3 and explain how you determined that you are the primary beneficiary of this variable interest entity. Please address the effect on your accounting analysis of the February 2018 amendment to the VX3 Partnership Agreement in your response.

In response to the Staff’s comment, the Company has revised its disclosure on page F-19 of Amendment #1.

General

19.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will provide the Staff with copies of all graphics, visual, or photographic information that it intends to use with sufficient time for the Staff to complete its review.

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The Company respectfully requests the Staff’s assistance in completing the review of the Draft Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or Jessica A. Bisignano at (267) 675-4643. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Maurice Zauderer, CEO, Vaccinex, Inc.
Scott E. Royer, CFO, Vaccinex, Inc.
Asher M. Rubin, Esq., Hogan Lovells US LLP
Jessica A. Bisignano, Esq., Hogan Lovells US LLP
Daniel R. Kinel, Esq., Harter Secrest & Emery LLP
Ivan K. Blumenthal, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Timothy Culhane, Deloitte & Touche LLP